Exhibit 99.5

KPMG LLP Chartered Accountants	Telephone (416) 777-8500
Bay Adelaide Centre	Fax (416) 777-8818
333 Bay Street, Suite 4600	Internet www.kpmg.ca
Toronto, Ontario M5H 2S5
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Algonquin Power & Utilities Corp.

We consent to the inclusion in this annual report on Form 40-F of:

•

our Report of Independent Registered Public Accounting Firm dated March 31, 2011 on the consolidated balance sheets of Algonquin Power & Utilities Corp. (“the Company”) as at December 31, 2010 and 2009, and the related consolidated statements of operations, deficit, comprehensive income (loss) and accumulated other comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2010

•

our Independent Auditors’ Report dated March 3, 2011 on the consolidated balance sheets of the Company as at December 31, 2010 and 2009, and the related consolidated statements of operations, deficit, comprehensive income (loss) and accumulated other comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2010

•	our Report of Independent Registered Public Accounting Firm dated March 31, 2011 on the Company’s internal control over financial reporting as of December 31, 2010 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2010.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada March 31, 2011

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.